Gary R. Henrie

Attorney at Law

Licensed in Nevada and Utah

General Delivery Telephone:  307-200-9415

Alpine, Wyoming 83128 E-mail:  grhlaw@hotmail.com

March 8, 2021

Division of Corporation Finance

United States Securities & Exchange Commission

Washington, D.C. 20549

RE: MJ Harvest, Inc.

Form 10

Filed February 5, 2021

File No. 000-56250

Dear Sir or Madam:

This letter is in response to the comment letter dated March 3, 2021, regarding the above referenced Form 10 Registration Statement. For ease of reference, the original text of the comments is included immediately preceding the response. Your attention to the amended copy of the Registration Statement is appreciated. Where appropriate, the page references of the First Amendment are referred to in the responses.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G filed February 5, 2021 Business Concentration

1.	Disclose the identity of your two material customers accounting for 83% of your debudder sales.

RESPONSE: The names of our two primary customers were added to the disclosure on page 3 under the heading “Business Concentration”.

Competitive Advantages

2.	Please note that upon effectiveness of this Form 10-12G, the Company will have a reporting obligation pursuant to Section 12(g) of the Securities Exchange Act of 1934, not Section 15(d) of the Exchange Act. Please correct throughout your filing. Balance your expectation for a "more active trading market" for your shares upon effectiveness with a discussion of the actual market for your shares. Clarify what you mean by "increased pool of available free trading shares."

RESPONSE: The references to Section 15(d) have been corrected to reflect status as a 12(g) reporting company following effectiveness of the Form 10 Registration Statement. The reference to “increased poll of available free trading shares” was deleted. Page 3 under the heading Competitive Advantages. Also, under the heading Competitive Advantages, we added a discussion of the actual market for our common shares.

Government Regulation

3.	Reconcile your statement that management is actively seeking an acquisition candidate with your statements elsewhere (e.g. MD&A) indicating that a lack of capital and resources has cause management to pivot from an acquisition strategy.

RESPONSE: This language has been clarified to indicate that we continue seeking acquisition candidates that better fit the availability of our resources. Additional modifications throughout the business description sections were made to clarify our intentions, strategies, and also to reflect our current thinking as it continues to evolve.

Item 6. Executive Compensation

4.	We note that in your Form S-1 you describe a consulting arrangement with Mr. Bilton where he is entitled to cash compensation upon the receipt of $500,000 in private or public financing. Please revise to discuss this arrangement and other arrangements with any of your other members of management that remains in effect.

RESPONSE: A description of the independent contractor agreements with Mr. Bilton and Mr. Herr have added to Item 7 Certain Transactions on page 22.

Marketing & Distribution

5.	We note that you rely upon industry conferences to market your product. In light of the pandemic, highlight whether you have altered your marketing approach.

RESPONSE: These references to attendance at trade shows have been supplemented to indicate that our reliance on attendance is not our primary marketing focus. We still look to trade shows, either in person or remote, as one method for marketing, but we also rely extensively on our industry contacts, word of mouth, and referrals from our current distributors and friends of the Company for our marketing efforts.

Risk Factors

Our common stock has been thinly traded and we cannot predict the extent to which a trading market may develop

6.	It appears that this risk factor was previously included in your initial public offering because of the reference to the "offering" in the last sentence. Please revise this risk factor (and where else applicable) to address the company's current situation.

RESPONSE: The language of this risk factor has been revised to reflect that we are uncertain the effect that registration of our securities under the Exchange Act will have on trading volumes in our shares. The reference to the “offering” has been deleted.

The above responses are believed by the Company to be fully responsive to the comments raised by the staff. Should you have any further comments or questions, or if you require further supplemental information, please direct your request to my attention at your earliest convenience.

Thank you in advance for your timely consideration of this first amendment filing to the Registration Statement. Should you have any questions, please contact the undersigned.

Sincerely,

/s/ Gary R. Henrie

Gary R. Henrie